EXHIBIT 4.4

ASHAREX

CONDITIONS OF SALE

The following Conditions of Sale are applicable to the aShareX  auction of artwork curated by Inversion Art  to be held in Los Angeles, California  (the “Auction), and constitute the entire terms and conditions on which the artwork  (each an “Artwork” and together the “Collection”)  shall be offered for sale  by each artist  for whom we  act as agent. By participating in the Auction,  all bidders  agree to be bound by these terms and conditions. We may amend these Conditions of Sale at any time in its sole discretion by way of published or posted notices or verbal announcements prior  to the Auction. As used in these Conditions of Sale, “aShareX,” “we”, "us” and “our” refer to aShareX Management, LLC, and “you” and “your” refer to bidders and eventual buyers of the Collection. If you are an agent acting on behalf of a principal, “you” and “your” refer to both principal and agent.

The Artwork will be sold together as one lot and not individually. The Auction catalog lists the pieces of art comprising the Collection and they can be viewed at __________________where they  will be exhibited until just prior to the Auction.   Please contact _______________ at _____________________ for an appointment.

Online bidding will be available for the Auction via the aShareX bidding platform at https://www.asharex.com/, subject to additional and separate aShareX terms and conditions. In the event of any conflicting or ambiguous information or terms and conditions, these Conditions of Sale and the content published on the aShareX’s website at www/aShareX.com, including in the Auction catalog and related notices or announcements, shall prevail as between aShareX and bidders and buyers in the Auction.

1.

As used in these Conditions of Sale, the term “Hammer Price” means the price at which the Collection is successfully knocked down to the winning bidder (the “Buyer”). The Buyer  shall pay to aShareX, for itself and as agent for the artists, the Purchase Price for the Collection.  The term “Purchase Price” means the aggregate of (a) the Hammer Price, (b) a “buyer’s premium” retained by us and payable by the Buyer (the “Buyer’s Premium”), equal to 15% of the Hammer Price, plus (c) if the fractional bidders utilizing the aShareX auction system place the successful bid (the “Fractional Bidders), a sourcing fee equal to 6% of the Hammer Price (the “Sourcing Fee”).  The Sourcing Fee will not be charged to a person or entity who individually submits the winning bid (a “100% Bidder”), but such bidder  may be required to pay California sales tax depending on the method it takes delivery and possession of the Collection .

2.

In addition to the foregoing, in exchange the license referred to in Section 3 below, if you are the successful bidder, you agree to pay to the consignors a royalty (the “Royalty”) equal to 10% of the Collection Gain provided it is at least $60,000, payable upon the eventual sale of the Collection.  “Collection Gain” is defined as the positive difference between (i) the amount actually received by you upon the sale of the Collection (cash and the fair market value of non-cash consideration received, less the costs of the transaction, including offering and sales fees, costs and commissions), less (ii) the  Purchase Price you paid at the Auction to acquire the Collection.  You will be advised of the percentage interest each artist (each a “Consignor”) has in the Collection Gain and their contract information.  You are required to keep records of your Collection Gain from each third party sale of the Artwork comprising the Collection, and once the Collection Gain exceeds $60,000, you agree to pay the Consignors, in accordance with their percentage interests, 10% of the entire Collection Gain earned through the date of the sale (including the portion of the Collection Gain up to $60,000).

3.

In exchange for the Royalty, each Consignor will grant to you as the winning bidder (or each fractional bidder if they are the successful bidders) an irrevocable, non-transferable, non-saleable license for your life to display the Artwork for purely personal purposes and not for commercial use or in exchange for monetary or other consideration.  The display will be by way of a digital PDF catalog of the Collection which will be high resolution and formatted for display on your phone, TV or other similar device.

4.

In order to bid at the Auction, prospective bidders must submit a completed aShareX bidder registration and any other requested information or references. Individuals will be required to provide government-issued proof of identity and proof of address. Entity clients will be required to provide documentation including confirmation of entity registration showing the registered name, confirmation of registered address, documentary proof of officers and beneficial owners, proof of authority to transact on behalf of the entity and government-issued proof of identity for the individual who is transacting on the entity’s behalf.

We may also request a financial reference and/or deposit from bidders before approving the bidder registration. In the event a deposit is submitted, and you are not the successful bidder, your deposit will be returned to you. If you are the successful bidder, any such deposit will be credited to offset the appropriate portion of the Purchase Price.

We reserve the right to request further information, either before or after the Auction, including regarding the source of funds, in order to complete any anti-money laundering and/or anti-terrorism financing checks we may require to our satisfaction. If our bidder identification and registration procedures are not satisfied, we may, in our sole discretion, decline to register any bidder or reject any bid or cancel any sale to such bidder.

Every bidder shall be deemed to act as a principal unless prior to the commencement of the Auction there is a written acceptance by AShareX of a bidder registration form completed and signed by the principal which clearly states that the authorized bidding agent is acting on behalf of the named principal. Absent such written acceptance by AShareX, any person placing a bid as agent on behalf of another may be jointly and severally liable with the principal under any contract resulting from the acceptance of a bid. Every bidder shall be responsible for any use of its assigned paddle or bidding account, regardless of the circumstances.

5.

You represent and warrant that: (i) you have provided to us, or will provide upon request, true and correct copies of valid identification and proof of residence and, if applicable, financial and/or corporate documents; (ii) neither you, your principal (if applicable), nor any individual or entity with a beneficial or ownership interest in either the purchased property or in the purchase transaction is on the Specially Designated Nationals List maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury nor subject to any other sanctions or embargo program or regulation in effect in the United States, European Union, England and Wales, or other applicable jurisdictions (such programs and regulations, collectively, “Sanctions”); (iii) if you are acting as an agent for a principal, you have conducted appropriate due diligence into such principal, and agree that aShareX shall be entitled to rely upon such due diligence, you will retain adequate records evidencing such due diligence for a period of five (5) years following the consummation of the sale, and will make these records available for inspection upon aShareX’s request; (iv) neither the purchase transaction (including your bidding activity) nor the purchase funds are connected with nor derive from any criminal activity, and they are not designed to nor have they or shall they, violate the banking, anti-money laundering, or currency transfer laws or other regulations (including without limitation, import-export laws) of any country or jurisdiction, or further any other unlawful purpose, including without limitation collusion, anti-competitive activity, tax evasion or tax fraud; and (v) property purchased by you or your principal (if applicable) hereunder is not and will not be transferred to or used in a country in contravention of any Sanctions.

You acknowledge and agree that we may rely upon the accuracy and completeness of the foregoing warranties.
6.

On the fall of the auctioneer’s hammer, the highest bidder shall have purchased the Collection in accordance and subject to compliance with all of the conditions set forth herein and (a) assumes full risk and responsibility therefor, (b) if requested will sign a confirmation of purchase, and (c) will pay the Purchase Price in full.  Unless otherwise agreed, payment in good, cleared funds is due and payable within thirty five (35)  days following the Auction. Title to the Artwork comprising the Collection will not pass to you until we have received good, cleared funds for the entire Purchase Price.  We reserve the right to refuse to accept payment from a source other than the registered bidder or buyer of record. Once an invoice is issued, we cannot change the Buyer’s name on an invoice. Payment  must be made in U.S. currency and  in the form of wire transfer.

To the fullest extent permitted by applicable law, if you are the successful bidder, until the Purchase Price is paid in full to us in accordance with the preceding paragraph, you grant us a security interest in the Collection, and we may retain as collateral security for your obligations to us, any property and all monies held or received by us for your account, in our possession. We also retain all rights of a secured party under the California Uniform Commercial Code (except where the Uniform Commercial Code of another state governs the perfection of a security interest in collateral located in that state), and you agree that we may file financing statements perfecting the security interest granted hereunder. If the foregoing conditions or any other applicable conditions herein are not complied with, in addition to all other remedies available to us and the Consignors by law, we may at our election: (a) hold you liable for the full Purchase Price and any late charges, collection costs, attorneys’ fees and costs, expenses and incidental damages incurred by us or the Consignors arising out of your buyer’s breach; (b) cancel the sale, retaining as liquidated damages all payments and deposits made by you; (c) cancel the sale and/or resell the Collection at public auction and/or by private sale, and in such event you shall be liable for the payment of all consequential damages, including any deficiencies or monetary losses, and all costs and expenses of such sale or sales, our commissions at our standard rates, all other charges due hereunder, all late charges, collection costs, attorneys’ fees and costs, expenses and incidental damages; and/or (d) reveal your identity and contact details to the Consignors. If the Purchase Price and all fees, commissions, premiums, and other sums due to us from you are not paid promptly as provided in these Conditions of Sale, we reserve the right to impose a finance charge equal to 1.5% per month (or, if lower, the maximum nonusurious rate of interest permitted by applicable law), on all amounts due to us beginning on the 35th day following the Auction until payment is received, in addition to other remedies available to us by law.

7.

We reserve the right to reject a bid from any bidder, to split any bidding increment, and to advance the bidding in any manner the auctioneer may decide; however, bidders bidding via an online bidding platform may not be able to place a bid that is less than the whole bidding increment above the previous bid. In the event of any dispute between bidders, or in the event the auctioneer doubts the validity of any bid, the auctioneer shall have sole and final discretion either to determine the successful bidder, re-open the bidding, or to cancel the sale and re-offer and resell the Collection. If any dispute arises after the Auction, our records shall be conclusive in all respects. We further reserve the right to cancel the sale of the Collection if: (i) you are in breach of your representations and warranties as set forth in Section 5 above; (ii) we, in our sole discretion, determine that such transaction might be unlawful or might subject us or the Consignors to any liability to any third party; or (iii) there are any other grounds for cancellation under these Conditions of Sale.

8.

If we are prevented by fire, theft, damage or any other reason whatsoever from delivering the Collection or any of the Artwork to you or a sale otherwise cannot be completed, our liability shall be limited to the sum actually paid therefor by you and shall in no event include any compensatory, incidental, punitive or consequential damages.

9.

The Collection is subject to a reserve price established for the Auction.  The reserve is the minimum bid price at which the Collection  will be sold.  We may implement such reserve by bidding on behalf of the Consignors, whether by opening bidding or continuing bidding in response to other bidders until reaching the reserve.  A Consignor may bid on the Collection.

10.

Other than as provided in the Limited Right of Rescission with respect to identification of authorship, all property is sold “AS IS” and any estimates, statements or information contained in the Auction catalog or in any advertisement, bill of sale, announcement, condition report, invoice or elsewhere as to period, culture, source, origin, media, measurements, size, quality, rarity, value, provenance, importance, exhibition and literature of historical relevance, merchantability, fitness for a particular purpose, or physical condition ARE QUALIFIED STATEMENTS OF OPINION AND NOT REPRESENTATIONS, WARRANTIES, OR ASSUMPTIONS OF LIABILITY. Neither aShareX nor any Consignor shall be responsible for any error or omission in the Auction catalog description of any Artwork or other property. Any estimates should not be relied upon as a prediction of the selling price or value of the Collection and may be revised prior to the Auction in our absolute discretion.  No employee or agent of aShareX is authorized to make on our behalf or on that of any Consignor any representation or warranty, oral or written, with respect to any property, and no statement anywhere, whether oral or written, will be deemed such a warranty, representation or assumption of liability.

11.

The Collection shall be removed from the Auction premises within thirty-five (35) days following the Auction.  If not removed by such time, the Artwork remaining will be transferred to an offsite warehouse at the Buyer’s risk and expense. A storage fee will be payable to us at the rate of $100 per day  by the Buyer beginning at the close of the 35th day following the Auction, and we may thereafter transfer the Artwork remaining in our possession to an offsite warehouse at the Buyer’s risk and expense.  Packing and handling of the Collection are the responsibility of the Buyer and at its entire risk, as are the identification, application for, and cost(s) of obtaining, any necessary export, import, or other permit for the purchase and transport of the Collection.

12.

The copyright in the text of the Auction catalog and the photographs, digital images and illustrations of lots in the Auction catalog belong to aShareX or the Consignors.  Except for the license granted pursuant to Section 3, you will not reproduce or permit anyone else to reproduce such text, photographs, digital images or illustrations without our prior written consent. Except for the license granted pursuant to Section 3, aShareX and the Consignors make no representation or warranty as to whether you acquire any copyrights on the purchase of the Collection.

13.

aShareX may, in our discretion, as a courtesy and free of charge, execute bids on your behalf if so instructed by you, provided that neither aShareX nor our employees or agents will be liable for any error or default (whether human or otherwise) in doing so or for failing to do so. Without limiting the foregoing, aShareX (including our agents and employees) shall not be responsible for any problem relating to telephone, online, or other bids submitted remotely through any means, including without limitation, any human error, telecommunications or internet fault or failure, or breakdown or problems with any devices or online platforms, including  online platforms, regardless of whether such issue arises with our, your, or such third-party’s technology, equipment, or connection.

By participating in the Auction by telephone or online, bidders expressly consent to the recording of their bidding sessions and related communications with aShareX and our employees and agents, and acknowledge their acceptance of these Conditions of Sale, as well as any additional terms and conditions applicable to any such bidding platform or technology.

14.

These Conditions of Sale shall bind the successors and assigns of all bidders and buyers and inure to the benefit of our successors and assigns. No waiver, amendment or modification of these Conditions of Sale (other than published and posted notices or oral announcements prior or during the Auction) shall bind us unless specifically stated in writing and signed by us. No act or omission of aShareX, its employees or agents, nor any failure thereof to exercise any remedy hereunder, shall operate or be deemed to operate as a waiver of aShareX’s rights under these Conditions of Sale. If any part of these Conditions of Sale is for any reason invalid or unenforceable, the rest shall remain valid and enforceable.

15.

These Conditions of Sale and the your and our respective rights and obligations hereunder shall be governed by and construed and enforced in accordance with the laws of the State of California. Any dispute, controversy or claim arising out of or relating to these Conditions of Sale, or the breach, termination or validity thereof, brought by or against aShareX (but not including claims brought against a Consignor) shall be resolved by the procedures set forth below.

16.

You accept and agree that aShareX will hold and process your personal information and may share and use it as required by law and as described in, and in line with AShareX’ Privacy Policy, available online at http://www.aShareX.com. If you desire access, update, or restriction to the use of your personal information, please email us.

MEDIATION AND ARBITRATION PROCEDURES

(a) Within 30 days of written notice that there is a dispute between you and us concerning any matter relating to the Collection or the Auction, the parties or their authorized and empowered representatives shall meet by telephone and/or in person to mediate their differences. If the parties agree, a mutually acceptable mediator shall be selected and the parties will equally share the fees and expenses of mediation. The mediator shall be a retired judge or an attorney familiar with commercial law and trained in or qualified by experience in handling mediations. Any communications made during the mediation process shall not be admissible in any subsequent arbitration or judicial proceeding. All proceedings and any resolutions thereof shall be confidential, and the terms governing arbitration set forth in paragraph (c) below shall govern.

(b) If mediation does not resolve all disputes between the parties, or in any event no longer than 45 days after receipt of the written notice of dispute referred to above, the parties shall submit the dispute for binding arbitration before a single neutral arbitrator. The arbitration shall be conducted by Judicial Arbitration and Mediation Services, Inc. (“JAMS”), and the arbitrator shall be selected by the parties within 20 days of the matter being submitted to arbitration or if they cannot agree, the arbitrator shall be selected in accordance with JAMS’ Streamlined Arbitration Rules and Procedures. Such arbitrator shall be a retired judge or an attorney familiar with commercial law and trained in or qualified by experience in handling arbitrations. The arbitrator shall make all appropriate disclosures required by law. The arbitrator’s award shall be in writing and shall set forth findings of fact and legal conclusions.

(c) Unless otherwise agreed to by the parties or provided by the published rules of the arbitration service:

(i)	The arbitration shall occur within 60 days following the selection of the arbitrator;
(ii)	The arbitration shall be conducted in Los Angeles, California; and
(iii)	Discovery and the procedure for the arbitration shall be as follows:
A.	All arbitration proceedings shall be confidential;
B.	The parties shall submit written briefs to the arbitrator no later than 15 days before the arbitration commences;
C.

Discovery, if any, shall be limited as follows: (I) requests for no more than 10 categories of documents, to be provided to the requesting party within 14 days of written request therefor; (II) no more than two (2) depositions per party, provided however, the deposition(s) are to be completed within one (1) day; (III) compliance with the above shall be enforced by the arbitrator in accordance with California law;

D.	Each party shall have no longer than eight (8) hours to present its position. The entire hearing before the arbitrator shall not take longer than three (3) consecutive days;
E.

The award shall be made in writing no more than 30 days following the end of the proceeding. Judgment upon the award rendered by the arbitrator may be entered by any federal or state court located in Los Angeles, California court having jurisdiction over the matter.

To the fullest extent permitted by law, and except as required by applicable arbitration rules, each party shall bear its own attorneys’ fees and costs in connection with the proceedings and shall share equally the fees and expenses of the arbitration.

LIMITED RIGHT OF RESCISSION

If within one (1) year from the date of Auction, the original Buyer (a) gives written notice to us alleging that the identification of Authorship (as defined below) of an Artwork included in the Collection as set forth in the Auction catalog’s description of the Artwork (as amended by any published or posted notices or verbal announcements prior to or during the Auction) is not substantially correct based on a fair reading of the Auction catalog (including the terms of any glossary contained therein), and (b) within ten (10) days after such notice returns the Artwork to us in the same condition as at the time of sale, and (c) establishes the allegation in the notice to our satisfaction (including by providing one or more written opinions by recognized experts in the field, as we may reasonably require), then the sale of such Artwork will be rescinded and, unless we have already paid to the Consignor monies owed to him or her in connection with the sale, the original purchase price will be refunded.

If, prior to receiving such notice from the original Buyer alleging such defect, we have paid the Consignor monies owed to him or her in connection with the sale, we shall pay the original Buyer the amount of our commissions, any other sale proceeds to which we are entitled and applicable taxes received from the Buyer on the sale and make demand on the Consignor to pay the balance of the original Purchase Price to the original Buyer. Should the Consignor fail to pay such amount promptly, we may disclose the identity of the Consignor and assign to the original Buyer our rights against the Consignor with respect to the Artwork the sale of which is sought to be rescinded. Upon such disclosure and assignment, any liability of aShareX as the Consignors’ agent with respect to said Artwork shall automatically terminate.

Unless otherwise agreed, the foregoing limited right of rescission is available to the original Buyer only and may not be assigned to or relied upon by any subsequent transferee of the Artwork sold. The Buyer hereby accepts the benefit of the Consignor’s warranty of title and other representations and warranties made by the Consignor for the Buyer’s benefit. Nothing in this section shall be construed as an admission by us of any representation of fact, express or implied, obligation or responsibility with respect to the Collection or any Artwork. THE BUYER’S SOLE AND EXCLUSIVE REMEDY AGAINST ASHAREX FOR ANY REASON WHATSOEVER IS THE LIMITED RIGHT OF RESCISSION DESCRIBED IN THIS SECTION.

“Authorship” means only the identity of the creator, the period, culture and source or origin of the Artwork, as the case may be, as set forth in the heading of the Auction catalog entry for the Artwork. The right of rescission does not extend to (a) titles, descriptions, or other identification of offered Artwork, which information normally appears in lower case type below the UPPERCASE TYPE heading identifying the Authorship; (b) Authorship of any Artwork which as of the date of sale was in accordance with the then generally-accepted opinion of scholars and specialists regarding the same; or (c) the identification of periods or dates of creation in Auction catalog descriptions which may be proven inaccurate by means of scientific processes that are not generally accepted for use until after publication of the Auction catalog in which the property is offered or that were unreasonably expensive or impractical to use at the time of such publication.

LIMITATION OF LIABILITY

EXCEPT AS EXPRESSLY PROVIDED ABOVE, ALL ARTWORK OR OTHER PROPERTY IS SOLD “AS IS.” NEITHER ASHAREX NOR THE CONSIGNORS MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE MERCHANTABILITY, FITNESS OR CONDITION OF THE COLLECTION OR AS TO THE CORRECTNESS OF DESCRIPTION, GENUINENESS, ATTRIBUTION, PROVENANCE OR PERIOD OF THE ARTWORK OR PROPERTY OR AS TO WHETHER THE BUYER ACQUIRES ANY COPYRIGHTS OR OTHER INTELLECTUAL PROPERTY RIGHTS IN ARTWORK SOLD OR AS TO WHETHER ANY ARTWORK IS SUBJECT TO THE ARTIST’S MORAL RIGHTS OR OTHER RESIDUAL RIGHTS. THE BUYER EXPRESSLY ACKNOWLEDGES AND AGREES THAT IN NO EVENT SHALL ASHAREX BE LIABLE FOR ANY DAMAGES INCLUDING, WITHOUT LIMITATION, ANY COMPENSATORY, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES. IN NO EVENT SHALL THE AGGREGATE LIABILITY OF ASHAREX AND THE CONSIGNORS TO A BBUYER EXCEED THE PURCHASE PRICE ACTUALLY PAID FOR THE COLLECTION OR ANY ARTWORK INCLUDED THEREIN.